                                                                       EXHIBIT 2

DIRECTORS' COMPENSATION

NON-EMPLOYEE DIRECTORS
ARE PAID A $20,000 ANNUAL
RETAINER FEE AND A $1,200
PER MEETING ATTENDANCE FEE.

Fees: During 1998 each director who was not an employee of the Company received a retainer fee of $20,000. The Chairman of the Audit Committee, the Compensation Committee and the Investment Committee of the Board each received an additional fee of $10,000.

During 1998 each non-employee director received an attendance fee of $1,200 for each meeting of the Board and each meeting of a committee he or she attended. A fee of only $400 was paid for a committee meeting held on the same day as a meeting of the Board. Those amounts will be adjusted to $1,500 and $600, respectively, as of May 25, 1999. The Company reimburses all directors and officers for travel, lodging and related expenses which they incur in attending directors' and committee meetings but Company employees who serve as directors do not receive either retainer or attendance fees.

The Company's By-Laws provide that meetings of the Board can be held by teleconference and on occasion individual directors participate by telephone in meetings of the Board. In recognition of the added value of personal attendance during Board deliberations, the Board has deter-mined that beginning in June, 1999, the meeting fees for a Board meeting in which a director participates by telephone will be reduced by one-third.

GUARANTY NATIONAL
CORPORATION PAYMENTS.

On January 2, 1998, three individuals who then were, but no longer are, directors of the Company, in appreciation for their years of service to Guaranty National Corporation and the Company were given, with taxes paid, 100 shares of the Company's Common Stock. On that date, the market price of the Common Stock was $45.875 per share. Guaranty National Corporation was a majority-owned subsidiary of the Company until it became by merger a wholly-owned subsidiary of the Company in December 1997.

DIRECTORS' BENEFIT PLANS

THE DIRECTORS' RETIREMENT
PLAN HAS BEEN TERMINATED.

Retirement Plan. As previously reported, as of December 31, 1997, the Company's pension plan for the non-employee directors of the Company was terminated, and in January 1998 vested benefits were paid out in cash (or credited to the Deferred Compensation Plan) to the following persons who were directors at the time.

     DIRECTOR         BENEFIT PAYMENT
     --------         ---------------

Bertram Cohn* ...     $   83,715
John Colman .....         83,715     (Deferred)
Robert Jeffrey ..         83,715     (Deferred)
Warren Lyons ....         42,725
James McWilliams          83,715
Ronald Moore ....         51,030     (Deferred)
William Shepherd*         83,715
John Thorne* ....         83,715     (Deferred)
                      ----------
      Total .....     $  596,045

* Resigned pursuant to the Company's By-Laws, effective as of the 1998 Annual Meeting of Shareholders.

In addition, two directors who had not vested in their benefits under the terms of the plan prior to its termination (Ms. Fash and Mr. Cheesbrough) were each granted 200 shares of Common Stock on January 2, 1998 by the Compensation Committee to cover the loss of these benefits. The market price on the date of grant was $45.875 per share.

EACH DIRECTOR MAY DEFER
ALL OR PART OF HIS OR

HER FEES UNDER THE
DEFERRED COMPENSATION PLAN.

Deferred Compensation Plan. Under the Company's Deferred Compensation Plan (the "Deferred Plan"), non-employee directors may elect to defer receipt of all or a portion of fees to be earned in the next succeeding year and have such fees accrue either (i) at the interest rate determined by the Compensation Committee (currently 9% compounded quarterly) or (ii) as units equivalent to shares of the Company's Common Stock to which additional amounts equivalent to dividends paid on such shares are credited quarterly. A participating non-employee director will receive all amounts deferred and accrued under the Deferred Plan, either in one payment or as ten (10) equal annual installments, starting in the first month of the year following the year in which the participant ceases to be a director.

EACH DIRECTOR RECEIVES AN
OPTION FOR 5,000 SHARES UPON
HIS OR HER INITIAL ELECTION
AS A DIRECTOR AND AN OPTION FOR
2,000 SHARES AT EACH ANNUAL
MEETING DATE THEREAFTER.

Non-Employee Director Stock Option Plan. The 1994 Stock Option Plan for Non-Employee Directors, as amended, was approved by the stockholders of the Company on May 31, 1995 and May 29, 1997 (as amended, the "Option Plan"). Under the Option Plan, each member of the Board who is not an employee of the Company or any subsidiary of the Company is eligible to participate. The Option Plan is administered by the Compensation Committee. Options granted under the Option Plan are nonstatutory options and have no income tax consequences until exercised.

Upon first being elected to the Board a non-employee director is granted an initial option to purchase 5,000 shares. Thereafter, each year, an option to purchase 2,000 shares is granted to each director who is re-elected, immediately following the Company's Annual Meeting. Each option granted under the Option Plan expires ten (10) years from the date of grant. The option exercise price per share may not be less than 100% of the fair market value per share on the day the option is granted. Options granted immediately following an Annual Meeting vest fully and become exercisable and non- forfeitable on the day of the next Annual Meeting, if the optionee has continued to serve as a director until that meeting. Options granted other than immediately following an Annual Meeting vest fully and become exercisable and non-forfeitable on the first anniversary of the date on which such option is granted, if the director has continued to serve as such until that date.

                             EXECUTIVE COMPENSATION

          The Summary Compensation Table shows information concerning the annual and long-term compensation for services in all capacities to the Company for the years ended December 31, 1998, 1997 and 1996 of those persons who were on December 31, 1998 (1) the chief executive officer and (2) the other four most highly compensated executive officers of the Company who were serving as executive officers at the end of 1998. (The chief executive officer and the other four most highly compensated executive officers are referred to collectively as the "Named Officers").

SUMMARY COMPENSATION TABLE



                                                                          LONG-TERM COMPENSATION
                                                                    ----------------------------------
                                                    ANNUAL
                                                 COMPENSATION                AWARDS            PAYOUTS
                                            ----------------------     ---------------------  ------------
                                                                       RESTRICT-   STOCK      LONG-TERM
                                                                       ED STOCK   OPTIONS     INCENTIVE     ALL OTHER
                                                                       AWARD(S)   (SHARES)     PAYOUTS      COMPENSA-
   NAME AND PRINCIPAL POSITION        YEAR     SALARY $     BONUS $      $(1)      (1)(2)        $(3)       TION $(4)
---------------------------------     ----     --------     --------   --------   --------    ---------     ---------
W. Marston Becker ................    1998     $409,277     $425,000     -0-        50,632     $133,913      $ 65,495
  Chairman of the Board               1997      401,180      500,000     -0-        40,000       85,903        75,092
  and Chief Executive                 1996      282,746      250,000     -0-        70,000       32,953        53,407
  Officer

James R. Pouliot .................    1998     $308,073     $165,000     -0-        13,880     $ 23,372      $ 70,894
  Executive Vice President of the     1997      300,000      190,000     -0-        64,215       22,049        56,466
  Company and Chairman, President
  and Chief Executive Officer
  of Guaranty National Corporation

Raymond W. Jacobsen ..............    1998     $256,974     $150,000     -0-        12,672     $102,015      $ 37,651
  Executive Vice President            1997      237,662      190,000     -0-         8,032       95,563        43,201
  of the Company and President of     1996      226,584      140,000     -0-        15,436       69,053        41,532
  EBI Companies

Okarma, Thomas, M.................    1998     $211,149     $110,000     -0-         9,232     $ 16,825      $ 31,442
  Senior Vice President               1997      201,558      110,000     -0-         6,748       14,757        39,569
                                      1996      155,000       70,000     -0-        10,336          -0-        20,840

Raymond J. Schuyler...............    1998     $214,854     $105,000     -0-         9,680     $ 33,994      $ 36,305
  Senior Vice President and           1997      207,661      150,000     -0-         7,020       43,485        45,727
  Chief Investment Officer            1996      197,738      122,000     -0-        13,422       26,846        44,675


---------------

     (1) Prior to 1997, awards of Restricted Stock or Options had been made in tandem with awards of Performance Units pursuant to the terms of the Performance Incentive Plans. The value of a Performance Unit under the Performance Incentive Plans will be equal at any time to the book value per share of the Company's Common Stock. However, the right of any Named Officer to receive payment in respect of a Performance Unit award is contingent upon (a) whether the Named Officer remains an employee of the Company (except in the case of retirement, disability or death) throughout the applicable period ("Performance Period"), and

          (b) whether the applicable target ("Performance Target"), as established at the time of award by the Compensation Committee, has been achieved. Prior to September 1996, the Performance Period was a five-year period from the date of the award and after September 1996, the Performance Period generally is four (4) years. The Compensation Committee has determined that all Performance Units awarded to date will have a Performance Target of an 11% compound annual increase in the Company's book value per share during each year of the Performance Period to achieve the 100% payout. If the Company's book value increases at less than an 11% compound annual rate, but more than a 6% rate, the percent of payout is reduced proportionately. If the compound annual increase in the Company's book value per share during the Performance Period does not exceed 6%, no payout is made. If a Change in Control of the Company (as defined in the Performance Incentive Plans) were to occur before the Performance Units are fully vested, all such Units would become immediately vested and the Compensation Committee could, in its sole discretion, declare the Performance Units immediately payable in such amounts as the Committee might determine. The Compensation Committee elected not to award any Performance Units to any executive officers of the Company in 1997 and 1998.

     The Named Officers received the following Performance Unit awards over the past three years:



                                                       NUMBER OF
                                                      PERFORMANCE
                                                         UNITS
                                                         -----
NAME                           DATE OF AWARD            AWARDED
----                           -------------            -------

W. Marston Becker ............ Fiscal 1998                   0
                               Fiscal 1997                   0
                               March 7, 1996             5,000

James R. Pouliot ............. Fiscal 1998                   0
                               Fiscal 1997                   0
                               December 17, 1996         3,552

Raymond W. Jacobsen .......... Fiscal 1998                   0
                               Fiscal 1997                   0
                               September 11, 1996        1,906

Thomas M. Okarma ............. Fiscal 1998                   0
                               Fiscal 1997                   0
                               September 11, 1996        1,276

Raymond J. Schuyler .......... Fiscal 1998                   0
                               Fiscal 1997                   0
                               September 11, 1996        1,658




(2) Options awarded to the Named Officers are granted pursuant to the terms of the Performance Incentive Plans. To the maximum possible extent, all stock options have been structured to qualify as incentive stock options. No Option may be exercised more than ten (10) years from the date of grant, and in most circumstances the exercise price may not be less than 100% of the fair market value of the shares covered thereby on the date of grant. When an Option is exercised, the full exercise price must be paid in cash and/or by the surrender, at fair market value, of shares of the Company's Common Stock. Generally, each Option becomes exercisable in installments, as follows: 25% of the shares of Common Stock covered by the Option may be purchased on and after the first anniversary of the date of grant and additional 25% installments on and after each of the second, third and fourth anniversaries of the date of grant. If a Change in Control of the Company (as defined in the Performance Incentive Plans) were to occur before the Option is exercisable in full, the Option would become immediately exercisable for all shares of Common Stock covered by such Option. As a result of Guaranty National Corporation becoming a wholly-owned subsidiary of the Company and pursuant to the Merger Agreement, all of Mr. Pouliot's options previously granted to him by Guaranty National Corporation were converted on December 16, 1997 into options to purchase Common Stock, at an exercise price (adjusted as to both number of shares and exercise price) to reflect differences between the merger price for Guaranty National Corporation and the market price of Common Stock of the Company immediately prior to the merger.

(3) Cash value of Performance Units paid under the Performance Incentive Plans for Performance Periods ended December 31, 1998, 1997 and 1996.

(4) Detail of amounts reported in the "All Other Compensation" column for 1998 is provided in the table below.

              ITEM                                    MR.            MR.             MR.           MR.             MR.
                                                     BECKER        POULIOT        JACOBSEN        OKARMA         SCHUYLER
Company Contributions to the
Supplemental Benefits Plan
(see below) .................................        $33,689        $42,015        $12,993        $ 7,098        $ 8,989
Company Contributions to
Retirement Plan .............................         13,600         12,000         13,600         13,600         13,024
Split Dollar Insurance Premium ..............         18,206         16,879         11,058         10,744         14,292
      Total All Other Compensation ..........        $65,495        $70,894        $37,651        $31,442        $36,305

      The Retirement Plan is a qualified 401(k) savings plan in which all employees of the Company are eligible to participate. The Company b makes matching contributions to the Retirement Plan of up to 6% of a participating employee's base salary, unless limited by federal tax regulations. The Company contributes to the Supplemental Benefits Plan ("Supplemental Plan") that portion of the Company's contribution to the Retirement Plan that an employee failed to receive because of federal tax regulations. All benefits under the Supplemental Plan are fully vested but no benefits are paid until January of the year following the year employment terminates. The Supplemental Plan is not funded.

OPTION GRANTS, EXERCISES AND FISCAL YEAR-END VALUES

     Option Grants in Last Fiscal Year

     The following tables set forth information with respect to options granted to the Named Officers in 1998:

                                                                                                 POTENTIAL REALIZABLE
                                                                                                VALUE AT ASSUMED ANNUAL
                                                                                                 RATES OF STOCK PRICE
                                                                                                APPRECIATION FOR OPTION
                                                                                                       TERM$(2)
                                                                                           ----------------------------------
              NAME                    NUMBER OF        % OF        EXERCISE     EXPIR-     0%($)     5%($)         10%($)
                                      SECURITIES      TOTAL         OR BASE     ATION
                                      UNDERLY-       OPTIONS         PRICE       DATE
                                      ING OP-        GRANTED        ($/SH)
                                    TIONS (#)(1)        TO
                                                     EMPLOY-
                                                      EES IN
                                                      FISCAL
                                                       YEAR
-----------------------------------------------    ------------   -----------   --------   ------ ------------  ------------
W. Marston Becker................        50,632        9.39%       $36.21875     9/2/08    $0.00   $1,153,284    $2,922,649
James R. Pouliot.................        13,880         2.58        36.21875     9/2/08     0.00      316,156       807,200
Raymond W. Jacobsen..............        12,672         2.35        36.21875     9/2/08     0.00      288,640       731,470
Thomas M. Okarma.................         9,232         1.71        36.21875     9/2/08     0.00      210,284       532,902
Raymond J. Schuyler..............         9,680         1.80        36.21875     9/2/08     0.00      220,489       558,762

(1) For a description of the material terms of the Options and the Performance Units awarded in tandem therewith, see footnotes 1 and 2 to the Summary Compensation Table above.

(2) Calculations are based on hypothetical annual compounded rates of stock price appreciation of 0%, 5% and 10% over the option term, which is ten
     (10) years. Using the same assumptions and based on 27,170,209 shares outstanding as of December 31, 1998, the total dollar gains for all stockholders as a group would be $618.9 million (5%) and $1,568.4 million (10%) based on the September 2, 1998 price per share of $36.21875.

     AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR END OPTION VALUES

     The following table provides information with respect to the unexercised options to purchase Common Stock granted in prior years under the Performance Incentive Plans for each of the Named Officers and held by them at December 31, 1998.

                                                          NUMBER OF UNEXERCISED           VALUE OF UNEXERCISED
                                                         OPTIONS AT DECEMBER 31,        IN-THE-MONEY OPTIONS AT
                                                                   1998                  DECEMBER 31, 1998$(2)
                                                      ------------------------------ ------------------------------
           NAME               SHARES        VALUE       EXERCIS-       UNEXERCISA      EXERCIS-    UNEXERCISAB
                             ACQUIRED      REALIZED       ABLE              BLE          ABLE          LE
                                ON           $(1)
                             EXERCISE
---------------------------------------- ------------ -------------  --------------- ------------- ----------------
W. Marston Becker..........        2,646     $ 82,688        65,554          115,632      $957,188         $647,950
James R. Pouliot...........          -0-          -0-        43,349           34,746       716,263          271,189
Raymond W. Jacobsen........        7,236      185,712        32,554           26,414       642,341          142,623
Thomas M. Okarma...........          -0-          -0-         6,855           19,461        70,576           97,695
Raymond J. Schuyler........          -0-          -0-        32,205           21,655       680,733          120,068

(1) Represents difference between exercise price and market value on date of exercise. For a description of the material terms of Options and the Performance Units awarded in tandem therewith, see footnotes 1 and 2 on pages 10-11.

(2) Based on the fair market value on the NYSE--Composite Transactions of the Company's Common Stock on that date ($39.15625).

     Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate future filings, including this Proxy Statement, in whole or in part, the following Report of the Compensation Committee and the Performance Graph on page 17 shall not be incorporated by reference into any such filing.

                     REPORT OF THE COMPENSATION COMMITTEE


Executive Compensation
has three components
  -base salary
  -annual incentive          The Company's executive compensation program is
   awards (bonus)        designed to attract, motivate and retain executive
  -annual long-term      officers who can make significant contributions to the
   incentive awards.     Company's long-term success; to align the interest of
                         the executive officers with those of stockholders; and to place a significant proportion of the executive officers' total compensation at risk by aligning it with the Company's financial and Common Stock performance.

                             Executive compensation is composed of three
                         components: base salary, annual incentive awards (bonus) and annual long-term incentive awards. The targets of each component of compensation are determined by comparative compensation data for the property and casualty insurance industry as a whole, a selected peer group of specialty niche property and casualty companies which compete in markets served by the Company, and other comparative data obtained from nationally recognized compensation consulting firms.

Base Salary

Base Salary is targeted      The base salary is targeted at the median of the
at the median of the     competitive marketplace. The base salary target for an
marketplace.             executive position is determined through an annual
                         formal assessment conducted by the Company's human resource personnel and independent compensation consultant. This Assessment considers a position's degree of complexity and level of responsibility, its importance to the Company in relation to other executive positions, and the competitiveness of an executive's total compensation.

                             Subject to the Compensation Committee's approval,
                         the level of an executive officer's base pay is determined on the basis of relevant comparative compensation data; and the Chairman and Chief Executive Officer's assessment of the executive's performance, experience, demonstrated leadership, job knowledge and management skills.



Annual Incentives

Bonus payout is, in          Annual incentives are paid in the form of cash
general, made only if    bonuses in the year following performance. In 1998, the
targets are achieved.    Compensation Committee formalized the cash bonus
                         structure to be a target-oriented plan based on the achievement of predetermined corporate, business unit and corporate unit goals and individual goals. The plan provides that no payouts will occur unless a minimum
                         "threshold" of performance has been met. Assuming that the threshold is met, "pools" are established for each business unit and corporate staff unit based on the achievement of specific goals. A maximum of 200% of target can be achieved for superior results. Once the performance goals have been established, the Compensation Committee may adjust them upon the occurrence of extraordinary events.

                                   Business unit pools were determined for 1998
                              based on pre-tax operating income, combined ratio, return on equity and premiums.

Long-Term Incentives; Stock
Ownership

Executive Officers of the          The long-term incentives awarded to the
Company may receive           Company's executive officers and other key
options as long-term          employees are made pursuant to the terms of the
incentive awards.             Company's Performance Incentive Plans. The
                              Performance Incentive Plans are intended to focus the efforts of the executive officers and other key employees on performance which will increase the equity value of the Company for stockholders.

                                   The Compensation Committee may grant
                              incentive stock options and non-statutory stock options to purchase shares of Common Stock as well as restricted stock and performance units.

                                   In 1998 the Company granted restricted stock
                              and/or options to induce prospective executive officers to become employed by the Company. In 1998 executive officers otherwise received only stock options; other key employees received a combination of incentive stock options and restricted stock. The Compensation Committee has not elected to award performance units to the Company's executive offers since 1996.

                                   The exercise price of a stock option is equal
                              to the fair market value of the Company's stock on the date of grant. In accordance with provisions of the Performance Incentive Plans, the Committee approves all long-term incentive recommendations. Individual awards are based on competitive data, results of the Company's performance, the executive's performance, and the competitiveness of an executive's total compensation.

                                   In order to align the interest of the
                              Company's executive officers with the interests of the stockholders, the Company has encouraged stock ownership by executive officers. In 1998 the Compensation Committee took a further step in that direction by making loans available to those officers, many of whom had recently been elected, whose holdings of Common Stock were below the informal guideline which the Company thought appropriate. All loans are fully recourse to the executive and must be used solely to purchase Common Stock. The stock purchased may not disposed of unless the corresponding loan amount has been repaid, and interest is payable on the loan at the higher of the applicable federal tax rate or the Company's internal rate of return. Twelve (12) executive officers were eligible for loans under the program.

CEO Compensation
                                   Utilizing input from the Company's
                              independent compensation consultant, the
                              Compensation Committee discusses matters affecting Mr. Becker's compensation privately, without Mr. Becker or other officers present. In determining Mr. Becker's compensation, the Compensation Committee considers the Company's financial performance; industry wide and peer group compensation data; the Company's positioning for future performance; as well as Mr. Becker's experience, knowledge, and his leadership, decision-making and communications skills. No specific weighting is assigned to each factor, but the committee gives greater weight to current and anticipated future financial performances. The Committee's decision regarding Mr. Becker's compensation is reported to the full Board at its next regularly scheduled meeting.

Based on a market study          In September of 1998, the Committee awarded Mr.
of peer group compensation,   Becker a stock option to purchase 50,632 shares of
and taking into account his   Common Stock. In March of 1999, the Compensation
performance in 1998,          Committee elected to increase Mr. Becker's base
Mr. Becker's compensation     salary by 30% to the annualized amount of $535,000
package was comprised of      and authorized a cash bonus payment in the amount
(i) a base salary increase    of $425,000.
to $535,000, and (ii) an
annual bonus of $425,000.        In deciding upon Mr. Becker's compensation
                              package, the Compensation Committee considered the accomplishments of Mr. Becker as Chairman and Chief Executive Officer during the past twelve months. These accomplishments included an increase in revenues of 8%, an increase in book value of 2% and an adjusted combined ratio of 98.7%, which was 1% lower than that reported for 1997. The
                              Committee also took into account the significant steps taken by Mr. Becker to position the Company for the future, including the Orion Specialty restructuring charge, as well as his compensation position relative to his peers in the industry.

Deductibility of
Compensation


                                 Section 162(m) of the Internal Revenue Code
                              generally disallows a tax deduction to public companies for compensation over $1 million paid to the Company's Chief Executive Officer or any of the four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met.

                                 The Committee intends to structure any
                              compensation for executive officers so that it qualifies for deductibility under Section 162(m) to the extent feasible. However, to maintain a competitive position within the Company's peer group of companies, the Committee retains the authority to authorize payments including salary and bonus, that may not be deductible.


                                           Compensation and Nomination Committee

                                                      Warren R. Lyons, Chairman
                                                      Gordon F. Cheesbrough
                                                      Robert H. Jeffrey
                                                      James K. McWilliams

PERFORMANCE GRAPH

        Set forth below is a line graph comparing the cumulative total stockholder return on the Company's Common Stock, based on the market price of the Common Stock and assuming reinvestment of dividends, with the cumulative total return of companies on the Standard & Poor's 500 Stock Index and the Standard and Poor's Property and Casualty Index.

        COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN AMONG THE COMPANY'S COMMON STOCK, THE STANDARD & POOR'S 500 STOCK INDEX AND THE STANDARD AND POOR'S PROPERTY AND CASUALTY INDEX*


                                   [GRAPHIC]

--------------------------------------------------------------------------------
                     1/1/94   12/31/94  12/31/95  12/31/96  12/31/97  12/31/98
--------------------------------------------------------------------------------
ORION CAPITAL        100.00    112.97    141.77    203.17    312.82    272.91
--------------------------------------------------------------------------------
S&P 500 INDEX        100.00    101.28    138.88    170.38    226.78    291.04
--------------------------------------------------------------------------------
STANDARD & POOR'S
P&C INDEX            100.00    102.25    135.87    161.98    232.10    212.96
--------------------------------------------------------------------------------

-----------------
* Assumes that the investment in the Company's Common Stock and each index was $100 on December 31, 1994 and that all dividends were reinvested.

        There can be no assurance that the Company's future stock performance will continue with the same or similar trends depicted in the graph above. The Company does not make or endorse any predictions as to future stock performance.

EMPLOYMENT AGREEMENTS
AND CHANGE IN CONTROL
ARRANGEMENTS

  The Company has employment agreements with all of its current executive officers. The Company entered into an employment agreement with Mr. Becker on October 31, 1995. The agreement, as amended, currently provides for a base salary of $410,000 with such salary increases as may from time to time be approved by the Company. In February 1999, the Company entered into employment agreements with its eleven (11) other executive officers. The initial terms of the agreements range from twelve to forty- four months and each is automatically extended, as each day expires during its term, for one additional day.

The contracts provide for continuation of salary and certain benefits through the remainder of the unexpired term in the event of termination by the Company other than for Cause (as defined in the contracts) or in the event of a termination by an executive for Good Reason following a Change in Control (both terms as defined in the contracts).

In the event of a Change in Control there is no acceleration of compensation and benefit payments, which are made as due during the balance of the unexpired term of each contract. However outstanding options immediately vest and restricted stock conditions are deemed met.

The Company obtains, by virtue of the agreements, a covenant from each executive to preserve the confidentiality of the Company's trade secrets for the remaining unexpired term of the contract and, for that same period a covenant not to solicit the Company's customers or employees. Each executive also agrees not to compete with the Company following termination of active employment (a) absolutely for a fixed period of time ranging from six to twelve months and (b) thereafter for the remainder of the unexpired term so long as the executive continues to receive compensation payments.

CERTAIN RELATIONSHIPS
AND RELATED TRANSACTIONS

The Company and certain of its subsidiaries have a policy of making unsecured loans to key officers, in connection with hiring or transfer to new locations, to assist such personnel in purchasing new residences. In 1997, Mr. Jacobsen moved his residence from Connecticut to Illinois. In connection with that move the Company loaned Mr. Jacobsen an aggregate of $200,000 for five years at an interest rate of 9.25% per year. In 1996, Mr. Thomas Okarma, a Senior Vice President of the Company and President and Chief Executive Officer of DPIC Companies, Inc. was required to move his residence from Illinois to California. In connection with that move, the Company loaned Mr. Okarma an aggregate of $150,000 secured by a mortgage on his California residence, for five years, at an interest rate of 9.25% per year.

In 1998 the Company adopted a policy to make loans to executive officers to purchase Common Stock, thereby aligning their interests more closely with those of the Company's stockholders. A total of twelve (12) executives are eligible to participate in the program and as of December 31, 1998 loans had been made to Mr. Becker ($412,000), Mr. Jacobsen ($262,000), Mr. McCann ($493,900), and Ms.
Lindsey ($208,000) in connection with open-market purchases of Common Stock by them. The shares purchased may not be disposed of unless the related debt to the Company has been repaid.

At the 1987 Annual Meeting of Stockholders of the Company, the stockholders authorized the execution by the Company of indemnification agreements with its directors and executive officers. The Company has entered into indemnification agreements with each of its directors and executive officers which, among other things, contractually confirm the indemnity provided under the Company's Restated Certificate of Incorporation, its By-Laws and under the Delaware General Corporation law.

2. APPROVAL OF THE AMENDMENT TO THE EQUITY
   INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES
   RESERVED THEREUNDER FROM 1,400,000 TO 2,600,000.

INTRODUCTION

The Board adopted on September 11, 1996 a stock-based, long- term incentive plan entitled the "Orion Capital Corporation Equity Incentive Plan" (the "Equity Incentive Plan") for key employees of the Company, which was approved by the Company's stockholders at the 1997 Annual Meeting. The Equity Incentive Plan became effective as of September 11, 1996. The number of shares of Common Stock originally reserved under the Equity Incentive Plan was 1,400,000 (after giving effect to the 2-for-1 stock split on July 7, 1997). On April 1, 1999, approximately 100,000 shares of Common Stock remained available for awards under the Equity Incentive Plan. As of April 1, 1999 the closing price of the Common Stock on the NYSE was $32.875 per share. The Board has adopted an amendment to the Equity Incentive Plan, subject to stockholder approval at the Annual Meeting, increasing the number of shares reserved for issuance under the Equity Incentive Plan by 1,200,000 shares.

The Board believes that the Equity Incentive Plan has been, and will continue to be, an important element in the Company's management compensation program. In addition to assisting the Company in its efforts to attract and retain the services of key management personnel, grants of options serve to link more effectively executive compensation to stockholder returns through stock price performance and provide recipients with an additional incentive for outstanding performance. The Equity Incentive Plan as amended will make available an additional 1,200,000 shares for grant under the Equity Incentive Plan. The Board believes that this increase in the total number of shares available for grant is appropriate and will enable the Company to continue to avail itself of the benefits of the Equity Incentive Plan. Except for the increase in the number of shares reserved for the Equity Incentive Plan, there have been no other amendments to the Equity Incentive Plan.

A summary of the principal provisions of the Equity Incentive Plan is set forth below. This summary is qualified in its entirety by reference to the full text of the Equity Incentive Plan, which is attached hereto as Exhibit A. Capitalized terms used herein will, unless otherwise defined, have the meanings assigned to them in the text of the Equity Incentive Plan.


THE EQUITY INCENTIVE PLAN

ADMINISTRATION

  The Equity Incentive Plan is administered by the Compensation Committee (the "Committee") of the Board. The Company's By-Laws require that the Committee consist only of directors who are not officers or employees of the Company. The Committee is authorized, among other things, to construe, interpret and implement the provisions of the Equity Incentive Plan, to select the employees to whom awards will be granted, to determine the terms and conditions of such awards and to make all other determinations deemed necessary or advisable for the administration of the Equity Incentive Plan. The Committee has determined, however, not to subsequently reprice any awards previously granted under the Equity Incentive Plan.

SHARES AVAILABLE

The aggregate number of shares of Common Stock available for issuance, subject to adjustment as described below, under the Equity Incentive Plan is currently 1,400,000, of which approximately 100,000 currently remain available for issuance. If this proposal is approved by the stockholders of the Company the number of shares which can be awarded under the Equity Plan will be increased to 2,600,000. Such shares may be authorized and unissued shares or treasury shares. The authorized and unissued shares under the Equity Incentive Plan, if the proposed amendment is approved, will represent approximately 4.8% of the Company's outstanding Common Stock as of April 1, 1999.

If any shares of Common Stock subject to an award are forfeited or an award is settled in cash or otherwise terminates for any reason whatsoever without an actual distribution of shares, the shares subject to such award will again be available for awards. If any Performance Units awarded under the Equity Incentive Plan are forfeited or canceled, the Performance Units will again be available for awards. If the Committee determines that any stock dividend, recapitalization, split, reorganization, merger, consolidation, combination, repurchase, or other similar corporate transaction or event, affects the Common Stock or the book value of the Company such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants, then the Committee may adjust any or all of (i) the number and kind of shares of Common Stock which may thereafter be issued in connection with awards, (ii) the number and kind of shares of Common Stock issuable in respect of outstanding awards, (iii) the aggregate number and kind of shares of Common Stock available, (iv) the number of Performance Units which may thereafter be granted and the book value of the Company with respect to outstanding Performance Units, and (v) the exercise price, grant price, or purchase price relating to any award. If deemed appropriate, the Committee may also provide for cash payments relating to outstanding awards. The Committee may also adjust performance conditions and other terms of awards in response to unusual or nonrecurring events or to changes in applicable laws, regulations, or accounting principles, except to the extent that such adjustment would adversely affect the status of any outstanding Performance-Based Awards as "performance-based compensation" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

ELIGIBILITY

Persons eligible to participate in the Equity Incentive Plan include all key employees of the Company and its subsidiaries, as determined by the Committee. See "Executive Compensation -- Summary Compensation Table" for information on awards made to the Named Officers. While the specific individuals to whom awards will be made in the future cannot be determined at this time, it is anticipated that currently approximately 200 key employees are eligible for participation in the Equity Incentive Plan.

AWARDS

The Equity Incentive Plan is designed to give the Committee the maximum flexibility in providing incentive compensation to key employees. The Equity Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, bonus stock, awards in lieu of cash obligations, other stock-based awards and Performance Units. The Equity Incentive Plan also permits cash payments either as a separate award or as a supplement to a stock-based award, and for the income and employment taxes imposed on a participant in respect of any award. Since the Committee may, in its discretion, grant a combination of an option, stock appreciation rights, other stock-based awards and a cash award, it is possible that one or more restrictions or requirements in the Equity Incentive Plan applicable to any individual type of award, including the requirements that options be granted at fair market value, can, in effect, be avoided. The Committee has no current intention of taking such action.

STOCK OPTIONS AND STOCK
APPRECIATION RIGHTS

The Committee is authorized to grant stock options, including both incentive stock options ("ISOs"), which can result in potentially favorable tax treatment to the participant, and nonqualified stock options. The Committee can also grant stock appreciation rights ("SARs") entitling the participant to receive the excess of the fair market value of a share of Common Stock on the date of exercise over the grant price of the SAR. The exercise price per share of Common Stock subject to an option and the grant price of an SAR is determined by the Committee, provided that the exercise price may not be less than the fair market value of the Common Stock on the date of grant. However, the Equity Incentive Plan also allows the Committee to grant an option, an SAR or other award allowing the purchase of Common Stock at an exercise price or grant price less than fair market value when it is granted in substitution for some other award or retroactively in tandem with an outstanding award. In those cases, the exercise or grant price may be the fair market value at that date, at the date of the earlier award or at that date reduced by the fair market value of the award required to be surrendered as a condition to the receipt of the substitute award. The terms of each option or SAR, the times at which each option or SAR will be exercisable, and provisions requiring forfeiture of unexercised options or SARs at or following termination of employment will be fixed by the Committee. However, no ISO or SAR granted in tandem will have a term exceeding ten years. Options may be exercised by payment of the exercise price in cash or in Common Stock, outstanding awards or other property (including notes or obligations to make payment on a deferred basis, or through "cashless exercises") having a fair market value equal to the exercise price, as the Committee may determine from time to time. The Committee also determines the methods of exercise and settlement and certain other terms of the SARs.

RESTRICTED STOCK

The Equity Incentive Plan also authorizes the Committee to grant restricted stock. Restricted stock is an award of shares of Common Stock which may not be disposed of by participants and which may be forfeited in the event of certain terminations of employment or certain other events prior to the end of a restriction period established by the Committee. Such an award entitles the participant to all of the rights of a stockholder of the Company, including the right to vote the shares and the right to receive any dividends thereon, unless otherwise determined by the Committee.

OTHER STOCK-BASED
AWARDS, BONUS STOCK AND
AWARDS IN LIEU OF CASH

OBLIGATIONS

In order to enable the Company to respond to business and economic developments and trends in executive compensation practices, the Equity Incentive Plan authorizes the Committee to grant awards that are denominated or payable in, or valued in whole or in part by reference to the value of, Common Stock. The Committee will determine the terms and conditions of such awards, including consideration to be paid to exercise awards in the nature of purchase rights, the period during which awards will be outstanding and forfeiture conditions and restrictions on awards. In addition, the Committee is authorized to grant shares as a bonus, free of restrictions, or to grant shares or other awards in lieu of Company obligations to pay cash or deliver other property under other plans or compensatory arrangements, subject to such terms as the Committee may specify.

CASH PAYMENTS

The Committee may grant the right to receive cash payments whether as a separate award or as a supplement to any stock- based awards. Also, to encourage participants to retain awards payable in stock by providing a source of cash sufficient to pay the income and employment taxes imposed as a result of a payment pursuant to, or the exercise or vesting of, any award, the Equity Incentive Plan authorizes the Committee to grant a Tax Bonus in respect of any award.

PERFORMANCE UNITS

The Committee is also authorized to grant Performance Units. A Performance Unit is a right to receive a payment in cash equal to the increase in the book value of the Company if specified performance goals during a specified time period are met. The Committee has the discretion to establish the performance goals and the performance periods relating to each Performance Unit. A performance goal is a goal expressed in terms of growth in book value, earnings per share, return on equity or any other financial or other measurement selected by the Committee, in its discretion, and may relate to the operations of the Company as a whole or any subsidiary, division or department, and the performance periods may be of such length as the Committee may select. Neither the performance goals nor the performance periods need be identical for all Performance Units awarded at any time or from time to time.

PERFORMANCE-BASED
AWARDS

The Committee may (but is not required to) grant awards pursuant to the Equity Incentive Plan to a participant who, in the year of grant, may be among the Company's Chief Executive Officer and the four other most highly compensated executive officers ("Covered Employees"), which are intended to qualify as a Performance-Based Award. If the Committee grants an award as a Performance-Based Award, the right to receive payment of such award, other than stock options and SARs granted at not less than fair market value on the date of grant, will be conditional upon the achievement of performance goals estab-
  lished by the Committee in writing at the time such Performance-Based Award is granted. Such performance goals may vary from participant to participant and Performance-Based Award to Performance-Based Award. The goals will be based upon (i) the attainment of specific amounts of, or increases in, one or more of the following: revenues, earnings, cash flow, net worth, book value, stockholder's equity, financial return ratios, market performance or total stockholder return, and/or (ii) the completion of certain business or capital transactions. Before any Performance-Based Award is paid, the Committee will certify in writing that the performance goals applicable to the Performance-Based Award were in fact satisfied.

The maximum amount which may be granted as Performance-Based Awards to any participant in any calendar year shall not exceed (i) stock-based awards for 100,000 shares of Common Stock (whether payable in cash or stock), subject to adjustment as provided in the Equity Incentive Plan, (ii) 100,000 Performance Units, (iii) a Tax Bonus payable with respect to the stock-based awards and Performance Units and (iv) cash payments (other than Tax Bonuses) of $1,000,000. The Committee has the discretion to grant an award to a participant who may be a Covered Employee which is not a Performance-Based Award.

OTHER TERMS OF AWARDS

  In the discretion of the Committee, awards may be settled in cash, Common Stock, other awards or other property. The Committee may require or permit participants to defer the distribution of all or part of an award in accordance with such terms and conditions as the Committee may establish, including payment of reasonable interest on any amounts deferred under the Equity Incentive Plan. Awards granted under the Equity Incentive Plan may not be pledged or otherwise encumbered. Generally, unless the Committee determines otherwise, awards are not transferable except by will or by the laws of descent and distribution, or otherwise if permitted under Rule 16b-3 of the Exchange Act and by the Committee.

The Equity Incentive Plan grants the Committee broad discretion in the operation and administration of the Equity Incentive Plan. This discretion includes the authority to make adjustments in the terms and conditions of, and the criteria included in performance conditions related to, any awards in recognition of unusual or nonrecurring events affecting the Company or in response to changes in applicable laws, regulations or accounting principles. However, no such adjustment may adversely affect the status of any outstanding award as a Performance-Based Award. The Committee can waive any condition applicable to any award, and may adjust any performance condition specified in connection with any award, if such adjustment is necessary, to take account of a change in the Company's strategy, performance of comparable companies or other circumstances. However no adjustment may adversely affect the status of any outstanding award as a Performance-Based Award. The Committee has determined not to subsequently re-price any awards previously granted under the Equity Incentive Plan.

Awards under the Equity Incentive Plan generally will be granted for no consideration other than services. The Committee may, however, grant awards alone, in addition to, in tandem with, or in substitution for, any other award under the Equity Incentive Plan, other awards under other Company plans, or other rights to payment from the Company. Awards granted in addition to or in tandem with other awards may be granted either at the same time or at different times. If an award is granted in substitution for another award, the participant must surrender such other award in consideration for the grant of the new award.

CHANGE OF CONTROL

In the event of a change of control of the Company, all awards granted under the Equity Incentive Plan (including Performance-Based Awards) that are outstanding and not yet vested or exercisable or which are subject to restrictions, will become immediately 100% vested in each participant or will be free of any restrictions, and will be exercisable for the remaining duration of the award. All awards that are exercisable as of the effective date of the change of control will remain exercisable for the remaining duration of the award.

Under the Equity Incentive Plan, a change of control occurs upon any of the following events: (i) the acquisition, in one or more transactions, of beneficial ownership by any person or group, (other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a subsidiary), of any securities of the Company such that, as a result of such acquisition, such person or group, either (A) beneficially owns, directly or indirectly, more than 20% of the Company's outstanding voting securities entitled to vote on a regular basis for a majority of the members of the Board or (B) otherwise has the ability to elect, directly or indirectly, a majority of the members of the Board; (ii) a change in the composition of the Board such that a majority of the members of the Board are not Continuing directors; or
(iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company, in one or more transactions, of all or substantially all the Company's assets. The foregoing events will not be deemed to be a change of control if the transactions causing such change are approved in advance by the affirmative vote of at least a majority of the Continuing directors.

AMENDMENT AND
TERMINATION

The Equity Incentive Plan is of indefinite duration; continuing until all shares and performance units reserved therefore have been issued or until terminated by the Board. The Board may amend, alter, suspend, discontinue, or terminate the Equity Incentive Plan or the Committee's authority to grant awards thereunder without further stockholder approval or the consent of the participants, except stockholder approval must be obtained within one year after the effectiveness of such action if required by law or regulation or under the rules of the securities exchange on which the Common Stock is then quoted or listed or as otherwise required by Rule 16b-3 under the Exchange Act. Notwithstanding the foregoing, unless approved by the stockholders, no amendment will: (i) change the class of persons eligible to receive awards; (ii) materially increase the benefits accruing to participants under the Equity Incentive Plan; or (iii) increase the number of shares of Common Stock subject to the Equity Incentive Plan.

CERTAIN FEDERAL INCOME
TAX CONSEQUENCES TO THE
COMPANY AND THE PARTICIPANT

  The following discussion is a brief summary of the principal United States Federal income tax consequences under current Federal income tax laws relating to awards under the Equity Incentive Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

A participant will not realize any income upon the award of an option (including any other stock-based award in the nature of a purchase right), an SAR or a Performance Unit, nor will the Company be entitled to any tax deduction.

When a participant who has been granted an option which is not designated as an ISO exercises that option and receives Common Stock which is either "transferable" or not subject to a "substantial risk of forfeiture" under
Section 83(c) of the Code, the participant will realize compensation income subject to withholding taxes. The amount of that compensation income will equal the excess of the fair market value of the Common Stock (without regard to any restrictions) on the date of exercise of the option over its exercise price, and the Company will generally be entitled to a tax deduction in the same amount and at the same time as the compensation income is realized by the participant. The participant's tax basis for the Common Stock so acquired will equal the sum of the compensation income realized and the exercise price. Upon any subsequent sale or exchange of the Common Stock, the gain or loss will generally be taxed as a capital gain or loss and will be a long-term capital gain or loss if the Common Stock has been held for more than one year after the date of exercise.

If a participant exercises an option which is designated as an ISO and the participant has been an employee of the Company or its subsidiaries throughout the period from the date of grant of the ISO until three months prior to its exercise, the participant will not realize any income upon the exercise of the ISO (although alternative minimum tax liability may result), and the Company will not be entitled to any tax deduction. If the participant sells or exchanges any of the shares acquired upon the exercise of the ISO more than one year after the transfer of the shares to the participant and more than two years after the date of grant of the ISO, any gain or loss (based upon the difference between the amount realized and the exercise price of the ISO) will be treated as long-term capital gain or loss to the participant. If such sale, exchange or other disposition takes place within two years of the grant of the ISO or within one year of the transfer of shares to the participant, the sale, exchange or other disposition will generally constitute a "disqualifying disposition" of such shares. In such event, to the extent that the gain realized on the disqualifying disposition does not exceed the difference between the fair market value of the shares at the time of exercise of the ISO over the exercise price, such amount will be treated as compensation income in the year of the disqualifying disposition, and the Company will be entitled to a deduction in the same amount and at the same time as the compensation income is realized by the participant. The balance of the gain, if any, will be treated as capital gain and will not result in any deduction by the Company.

With respect to other awards (including an SAR or a Performance Unit) granted under the Equity Incentive Plan that may be settled either in cash or in Common Stock or other property that is either transferable or not subject to a substantial risk of forfeiture under Section 83(c) of the Code, the participant will realize compensation income (subject to withholding taxes) equal to the amount of cash or the fair market value of the Common Stock or other property received. The Company will be entitled to a deduction in the same amount and at the same time as the compensation income is realized by the participant.

With respect to awards involving Common Stock or other property that is both nontransferable and subject to a substantial risk of forfeiture, unless an election is made under Section 83(b) of the Code, as described below, the participant will realize compensation income equal to the fair market value of the Common Stock or other property received at the first time the Common Stock or other property is either transferable or not subject to a substantial risk of forfeiture. The Company will be entitled to a deduction in the same amount and at the same time as the compensation income is realized by the participant.

Even though Common Stock or other property may be nontransferable and subject to a substantial risk of forfeiture, a participant may elect (within 30 days of receipt of the Common Stock or other property) to include in gross income the fair market value (determined without regard to such restrictions) of such Common Stock or other property at the time received. In that event, the participant will not realize any income at the time the Common Stock or other property either becomes transferable or is not subject to a substantial risk of forfeiture, but if the participant subsequently forfeits such Common Stock or other property, the participant's loss would be limited only to the amount actually paid for the Common Stock or other property. While such Common Stock or other property remains nontransferable and subject to a substantial risk of forfeiture, any dividends or other income will be taxable as additional compensation income. Finally, special rules may apply with respect to participants subject to Section 16(b) of the Exchange Act.

The Committee may condition the payment, exercise or vesting of any award on the payment of the withholding taxes and may provide that a portion of the Common Stock or other property to be distributed will be withheld (or previously acquired stock or other property surrendered by the participant) to satisfy such withholding and other tax obligations.

Finally, amounts paid pursuant to an award which vests or becomes exercisable, or with respect to which restrictions lapse, upon a Change in Control may constitute a "parachute payment" under Section 280G of the Code. To the extent any such payment constitutes an "excess parachute payment," the Company would not be entitled to deduct such payment and the participant would be subject to a 20 percent excise tax (in addition to regular income tax).

SECTION 162(m)
PROVISIONS

The Equity Incentive Plan was designed to permit the deduction by the Company of the compensation realized by certain officers in respect of long-term incentive compensation granted under the Equity Incentive Plan which is intended by the Committee to qualify as "performance-based compensation" under Section 162(m) of the Code. Section 162(m) of the Code generally disallows a deduction to the Company for compensation paid in any year in excess of $1 million to any Covered Employee. Certain compensation, including compensation that meets the specified requirements for "performance-based compensation," is not subject to this deduction limit. Among the requirements for compensation to qualify as "performance-based compensation" is that the material terms pursuant to which the compensation is to be paid be disclosed to, and approved by, the stockholders of the Company in a separate vote prior to the payment. Accordingly, if the Equity Incentive Plan is approved by the stockholders, then the compensation payable pursuant to awards granted to officers who in the year of grant may be Covered Employees and which are intended by the Committee to qualify as "performance-based compensation" should, provided the other requirements of Section 162(m) of the Code are satisfied, not be subject to the deduction limit of Section 162(m) of the Code.

SHAREHOLDER APPROVAL

Adoption of the proposal will require the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote thereon. Proxies not indicated to the contrary will be voted for the approval of the proposal.